APPENDIX "E"
RAGING RIVER NBF FAIRNESS OPINION

July 12, 2018

The Special Committee of the Board of Directors
Raging River Exploration Inc.
17th Floor, 605 – 5th Avenue SW
Calgary, Alberta T2P 3H5

To the Special Committee of the Board of Directors:

National Bank Financial Inc. ("NBF") understands that pursuant to an arrangement agreement dated June 17, 2018 (the "Arrangement Agreement") between Raging River Exploration Inc. ("Raging River") and Baytex Energy Corp. ("Baytex"), such parties have agreed, among other things and upon the terms and conditions set out in the Arrangement Agreement, that Baytex will acquire Raging River by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) pursuant to which Baytex will acquire, directly or indirectly, all of the common shares of Raging River (including common shares of Raging River that may be issued pursuant to the exercise of outstanding options of Raging River or the vesting and settlement of restricted and performance awards of Raging River (collectively, the "Raging River Shares") (the "Arrangement"). Pursuant to the Arrangement, holders of Raging River shares (the "Raging River Shareholders"), other than dissenting Raging River Shareholders will be entitled to receive, directly or indirectly, 1.36 Baytex shares for every 1 Raging River share and the pro-forma business will be managed by a combination of current Raging River and Baytex management teams and boards of directors. NBF further understands that the Arrangement will occur pursuant to the provisions of section 193 of the Business Corporations Act, R.S.A. 2000, C. B-9.
To assist the special committee (the "Special Committee") of the board of directors of Raging River (the "Board") in considering the terms of the Arrangement and the making of its recommendation in respect thereof, the Special Committee engaged NBF to provide financial advice to the Special Committee, including our opinion (the "Fairness Opinion") as to whether the consideration to be received by Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders.
ENGAGEMENT OF NATIONAL BANK FINANCIAL INC.
Raging River first contacted NBF on February 26, 2018 with regards to a potential strategic repositioning process (the "Strategic Repositioning Process"). NBF was formally engaged by Raging River pursuant to an agreement between Raging River and NBF (the "Engagement Agreement") dated effective March 5, 2018 whereby the Special Committee of the Board of Raging River retained NBF as its advisor with respect to the Strategic Repositioning Process (which was publicly announced on March 5, 2018). Pursuant to the Engagement Agreement, NBF agreed to provide services in connection with the Arrangement, including delivery of the Fairness Opinion at the request of the Special Committee of the Board. NBF has not been asked to prepare, and has not prepared, a formal valuation of Raging River or Baytex, or any of their respective securities or assets, and this Fairness Opinion should not be construed as such.
The terms of the Engagement Agreement provide that NBF is to be paid a flat fee for its services as advisor to the Special Committee in respect of the Strategic Repositioning Process, and a flat fee in respect of the delivery of the Fairness Opinion. In addition, Raging River has agreed to reimburse NBF for its reasonable out-of-pocket expenses and indemnify NBF in certain circumstances. No fees payable to NBF pursuant to the Engagement Agreement are contingent on the success or completion of any transaction resulting from the Strategic Repositioning Process.

NBF understands that the Fairness Opinion may, at the discretion of the Board, be included in materials distributed to Raging River Shareholders with respect to the Arrangement, and, subject to the terms of the Engagement Agreement, NBF consents to the inclusion thereof in a form acceptable to NBF, in materials provided to Raging River Shareholders should the Board elect to include the Fairness Opinion.
RELATIONSHIP WITH INTERESTED PARTIES
None of NBF, its affiliates or associates is an insider, associate or affiliate of Raging River or Baytex, or any of their respective associates or affiliates (as such terms are defined in the Securities Act (Alberta)) (collectively, the "Interested Parties") or a related party of the Interested Parties. NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, NBF conducts research on securities and has, in the past, in the ordinary course of its business, provided research reports and investment advice to its clients on investment matters, the Interested Parties and may, in the ordinary course of business provide research reports and investment advice to its clients on the Arrangement.
Since 2012, NBF has participated in all 5 of Raging River’s equity financings acting as co-manager for all 5 financings. NBF has also acted as Wild Stream Exploration Inc.’s (Raging River’s predecessor) financial advisor on its sale to Crescent Point Energy Corp. and subsequent spin-out in March 2012.
Since 2008, NBF has participated in all 4 of Baytex’s equity financings acting as co-manager for all 4 financings.
NBF’s controlling shareholder, National Bank of Canada (the "Bank"), a Canadian chartered bank, is a lender to both Raging River and Baytex and the Bank is expected to be a lender to pro-forma Baytex. To the extent that the Bank is required to consent to the Arrangement or approve the continuation of credit to pro-forma Baytex or the company resulting from the Arrangement, NBF has no role in the Bank’s determination.
Other than as set forth above, there are no understandings, agreements or commitments between NBF and any Interested Party with respect to any future business dealings. NBF may, in the future, as it has in the past, in the ordinary course of its business, provide financial advisory, credit or investment banking services to any of the Interested Parties.
CREDENTIALS OF NATIONAL BANK FINANCIAL INC.
NBF is a leading Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion expressed herein is the opinion of NBF and the form and content hereof have been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada ("IIROC") but IIROC has not been involved in the preparation or review of this Fairness Opinion.
SCOPE OF REVIEW
In connection with rendering the Fairness Opinion, NBF has received and/or relied upon or carried out, among other things, the following (without attempting to verify the accuracy or completeness thereof):
Transaction documents:

1.	the Arrangement Agreement;

2.	Baytex support agreements;

3.	Raging River support agreements;

4.	Area of Exclusion Agreements;

Financial Disclosure relating to Raging River:

5.	audited annual consolidated financial statements contained therein of Raging River as at and for the years ended December 31, 2017, 2016 and 2015;

6.	Management’s Discussion and Analysis prepared by Raging River management for the years ended December 31, 2017, 2016 and 2015;

7.
interim unaudited consolidated financial statements and reports of Raging River for the three months ended March 31, 2018, 2017 and 2016; the three and nine months ended September 30, 2017 and 2016; and the three and six months ended June 30, 2017 and 2016;

8.
Management’s Discussion and Analysis prepared by Raging River for the three months ended March 31, 2018, 2017 and 2016; the three and nine months ended September 30, 2017 and 2016; and the three and six months ended June 30, 2017 and 2016;

9.	annual information forms of Raging River for the years ended December 31, 2017, 2016 and 2015;

10.	management information circular of Raging River for the years ended December 31, 2017, 2016 and 2015;

11.	public information related to the business, operations, financial performance and trading histories of Raging River and other selected oil and gas companies, as we considered relevant;
Reserves and other evaluation information relating to Raging River:

12.
the evaluation report, effective December 31, 2017, of Sproule Associates Limited ("Sproule"), independent engineering consultants of Calgary, Alberta, regarding certain petroleum and natural gas reserves of Raging River;

13.
the evaluation report, effective April 30, 2018, of GLJ Petroleum Consultants ("GLJ"), independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of Raging River’s East Duvernay Shale assets;

Other information, interviews and discussions relating to Raging River:

14.	financial and operating information, including internal management forecasts, well results, production data, land summaries and other such information, prepared by Raging River;

15.
discussions with senior officers of Raging River, regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

16.	due diligence meetings with the management of Raging River;

17.
a letter of representation from senior officers of Raging River, addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which the Fairness Opinion is based;

18.
such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances;

Financial disclosure relating to Baytex:

19.	audited annual consolidated financial statements contained therein of Baytex as at and for the years ended December 31, 2017, 2016 and 2015;

20.	Management’s Discussion and Analysis prepared by Baytex management for the years ended December 31, 2017, 2016 and 2015;

21.
interim unaudited consolidated financial statements and reports of Baytex for the three months ended March 31, 2018, 2017 and 2016; the three and nine months ended September 30, 2017 and 2016; and the three and six months ended June 30, 2017 and 2016;

22.
Management’s Discussion and Analysis prepared by Baytex for the three months ended March 31, 2018, 2017 and 2016; the three and nine months ended September 30, 2017 and 2016; and the three and six months ended June 30, 2017 and 2016;

23.	annual information forms of Baytex for the years ended December 31, 2017, 2016 and 2015;

24.	management information circular of Baytex for the years ended December 31, 2017, 2016 and 2015;

25.	public information related to the business, operations, financial performance and trading histories of Baytex and other selected oil and gas companies, as we considered relevant;
Reserves and other evaluation information relating to Baytex:

26.
the evaluation report, effective December 31, 2017, of Sproule, independent engineering consultants of Calgary, Alberta, regarding certain petroleum and natural gas reserves of Baytex’s Canadian oil and gas assets;

27.
the evaluation report, effective December 31, 2017, of Ryder Scott Company, L.P. ("Ryder Scott"), independent engineering consultants of Houston, Texas, regarding the petroleum and natural gas reserves of Baytex’s United States oil and gas assets;

Other information, interviews and discussions relating to Baytex:

28.	financial and operating information, including internal management forecasts, well results, production data, land summaries and other such information, prepared by Baytex;

29.
a letter of representation from senior officers of Baytex, addressed to us and dated June 16, 2018, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which the Fairness Opinion is based;

30.
such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances; and

Other information relating to the pro-forma business:

31.	financial and operating information, including an internal pro-forma management forecasts, prepared by Raging River and Baytex management.
In addition to the information described above, NBF also participated in certain meetings and discussions with senior officers Raging River and Raging River’s external legal counsel regarding the Arrangement.
NBF did not meet with the auditors of Raging River or Baytex and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of the Interested Parties, and, as applicable, the reports of the auditors thereon.
NBF has not, to its knowledge, been denied access to any information.
ASSUMPTIONS AND LIMITATIONS
The Fairness Opinion is subject to the assumptions, explanations and limitations herein before described and as set forth below.
NBF has relied, without independent verification, upon, and has assumed the completeness, accuracy and fair presentation of, all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to NBF by or on behalf of the Interested Parties and their respective advisors or otherwise, including, without limitation, in meetings and discussions referred to above under "Scope of Review" (collectively, the "Information"). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. In accordance with the Engagement Agreement, but subject to the exercise of its professional judgment, NBF has not attempted to verify independently the completeness, accuracy or fair presentation of the Information. With respect to any operating and financial models, forecasts, projections and estimates provided to NBF and used in the analysis supporting the opinion, NBF has noted that projecting future results of any entity is inherently subject to uncertainty and has assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of management of the Interested Parties as to the matters covered thereby and in rendering the Fairness Opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of Raging River have represented to NBF in a representation letter dated the date hereof, among other things, that: (i) the publicly available Information prepared and filed by Raging River relating to Raging River, and to the knowledge of certain senior officers of Raging River, the Arrangement is, at the date hereof (and to the extent the Information has not been superseded by more recent Information), complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of Raging River, or the Arrangement and did not and does not omit to state a material fact in relation to Raging River, or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made publicly available; (ii) since March 31, 2018, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Raging River and no material change has occurred in the Information as it relates to Raging River or any part thereof which would have or which would reasonably be expected to have a material effect on Raging River, or the Arrangement, other than that which has been publicly disclosed; (iii) since March 31, 2018, other than that which has been publicly disclosed, no material transaction has been entered into by Raging River, other than the Arrangement Agreement; and (iv) all financial material, documentation and other data included in the Information as it relates to Raging River were prepared on a basis consistent in all material respects with the accounting policies applied in the consolidated financial statements of Raging River dated as of December 31, 2017, reflect the assumptions disclosed therein (which assumptions management of Raging River believes to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation and data was made publicly available.
Senior officers of Baytex have represented to NBF in a representation letter dated June 16, 2018, among other things, that: (i) the publicly available Information prepared and filed by Baytex relating to Baytex, any of its subsidiaries of the Arrangement is, at the date hereof (and to the extent the Information has not been superseded by more recent Information), complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of Baytex, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in relation to Baytex, its subsidiaries or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made publicly available; (ii) since March 31, 2018, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Baytex or any of its subsidiaries and no material change has occurred in the Information as it relates to Baytex or any part thereof which would have or which would reasonably be expected to have a material effect on Baytex, its subsidiaries or the Arrangement, other than that which has been publicly disclosed; (iii) since March 31, 2018, other than that which has been publicly disclosed, no material transaction has been entered into by Baytex (or any of its subsidiaries), other than the Arrangement Agreement; and (iv) all financial material, documentation and other data included in the Information as it relates to Baytex were prepared on a basis consistent in all material respects with the accounting policies applied in the consolidated financial statements of Baytex dated as of December 31, 2017, reflect the assumptions disclosed therein (which assumptions management of Baytex believes to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation and data was made publicly available.
With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, we have relied upon, without independent verification, the assessment of Raging River’s legal and tax counsel with respect to such matters. We do not express any opinion with respect to the tax consequences to Raging River or any Raging River Shareholder that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise for Raging River as a result of the Arrangement. The Arrangement is subject to a number of conditions outside of the control of Raging River and Baytex and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regularity authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived.

NBF has also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Arrangement will be completed substantially in accordance with its terms and all applicable laws.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Raging River and Baytex and their affiliates, as they were reflected in the Information. In our analyses and in preparing the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While NBF believes these assumptions to be reasonable with respect to Raging River and Baytex in the industry in which they operate, some or all of these assumptions may prove to be incorrect.
The Fairness Opinion has been prepared and provided for the use of the Special Committee of the Board and the Board only and may not be relied upon by any other person without the prior written consent of NBF. The Fairness Opinion is provided as of the date hereof and NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion.
NBF expresses no opinion with respect to future trading prices of the securities of Raging River or Baytex and the Fairness Opinion does not constitute a recommendation as to whether any Raging River Shareholder should tender Raging River Shares to the Arrangement.
The Fairness Opinion is based upon a variety of factors. Accordingly, NBF believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by NBF, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of the Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
APPROACH TO FAIRNESS
In arriving at our opinion as to whether the consideration to be received by holders of Raging River Shares pursuant to the Arrangement is fair from a financial point of view to the holders of Raging River Shares, NBF considered a number of factors including, but not limited to:

(i)
the price of Raging River Shares, prior to giving effect to the Arrangement, based on Raging River internal management forecasts and Raging River equity research analyst estimates relative to trading multiples of selected public companies involved in the Canadian oil and gas exploration and production industry;

(ii)
a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions involving Canadian oil and gas exploration and production companies and assets to the multiples implied by the Arrangement;

(iii)
a comparison of the premium implied by the consideration to the closing price of Raging River Shares prior to the announcement of the Arrangement to the premiums implied by selected precedent transactions involving Canadian oil and gas exploration and production public companies;

(iv)
the price of Baytex shares, prior to giving effect to the Arrangement, based on Baytex internal management forecasts and Baytex equity research analyst estimates relative to trading multiples of selected public companies involved in the Canadian oil and gas exploration and production industry;

(v)
the pro-forma price of Baytex shares, after giving effect to the Arrangement, based on the combined Baytex internal management forecasts and Raging River internal management forecasts and the combined Baytex equity research analyst estimates and Raging River equity research analyst estimates relative to trading multiples of selected public companies involved in the Canadian oil and gas exploration and production industry;

(vi)	the financial impact of the potential cost synergies that could be reasonably expected to be realized by the pro-forma company;

(vii)
the debt, production, cash flow, debt adjusted cash flow, reserves and net asset value that each of Raging River and Baytex would contribute to the combined entity relative to common share ownership and capitalization after giving effect to the Arrangement;

(viii)	the liquidity of Raging River Shares, Baytex shares and potential pro-forma Baytex shares; and

(ix)	other factors that NBF deemed necessary and appropriate in the circumstances.
CONCLUSION
Based upon and subject to the foregoing and such other matters as NBF considered relevant, NBF is of the opinion that, as of the date hereof, the consideration to be received by Raging River shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River shareholders.

Yours very truly,
(signed) “National Bank Financial Inc.”
NATIONAL BANK FINANCIAL INC.